Room 4561

April 25, 2007

Mr. Tom Wyler
Chief Executive Officer
Optibase Ltd.
2 Gav Yam Center
Herzliya 46120, Israel

      Re: Optibase Ltd.
              Form 20-F for Fiscal Year Ended December 31, 2005
              File No. 000-29992

Dear Mr. Wyler:

We have reviewed your response to our letter dated January 23, 2007 in connection with the above referenced filing and have the following comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K Filed January 30, 2007

Exhibit 99.1, pages 3 and 4

1.   We note that you have now reflected the operating results of the Digital Non-linear product line as a discontinued operation. Tell us when and how you made the determination that this disposal qualified as a discontinued operation. Also, tell us how this determination affects your previously issued financial statements, if at all.

Form 20-F for Fiscal Year Ended December 31, 2005

Financial Statements

Notes to the Financial Statements

Note 3: Marketable Securities, page F-24

2.   We are still considering your response to prior comment number 3 which
        addresses the Investment Company Act of 1940. Comments, if any, will be
        provided in a subsequent letter.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        You may contact David Edgar, Staff Accountant, at (202)-551-3459, Marc
Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have
any questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Mark Kronforst
                                        Accounting Branch Chief